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                             July 12, 2022

       Kyle Sauers
       Chief Financial Officer
       Rush Street Interactive, Inc.
       900 N. Michigan Avenue, Suite 950
       Chicago, IL 60611

                                                        Re: Rush Street
Interactive, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 8-K filed May
4, 2022
                                                            Response dated June
24, 2022
                                                            File No. 001-39232

       Dear Mr. Sauers:

               We have reviewed your June 24, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 1, 2022 letter.

       Form 8-K filed May 4, 2022

       Exhibit 99.1
       Adjusted Net Loss, Adjusted Weighted Average Common Shares Outstanding and Adjusted Net
       Loss Per Share, page 8

   1. We have reviewed your response to comment 1. Adjusting a GAAP measure, due to your complex equity capital
structure, does not appear to be persuasive in supporting the basis for your presentation.
Pursuant to the no anti-dilution principle outlined in ASC 260-10-
                                                        45-17 to 45-20, the
conversion of the weighted average RSLIP units to Class A common shares should be
omitted from the full earnings per share calculations to the extent they are anti-dilutive.
Refer to Question 100.04 of the Division   s Compliance & Disclosure
                                                        Interpretations, Non-
GAAP Financial Measures.
 Kyle Sauers
Rush Street Interactive, Inc.
July 12, 2022
Page 2

       You may contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 with any questions.



FirstName LastNameKyle Sauers                           Sincerely,
Comapany NameRush Street Interactive, Inc.
                                                        Division of Corporation
Finance
July 12, 2022 Page 2                                    Office of Trade &
Services
FirstName LastName